Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


                                [GRAPHIC OMITTED]
                          [LOGO - CARNIVAL CORPORATION]

                                                            Carnival Corporation
                                                                  Carnival Place
                                                             3655 N.W. 87 Avenue
                                                       Miami, Florida 33178-2428
                                                                   United States


The Board of Directors
P&O Princess Cruises plc
11-12 Charles II Street
London SW1Y 4QU
United Kingdom

                                                                26 February 2002

For the attention of Lord Sterling of Plaistow

Dear Lord Sterling,

I am writing on behalf of the board of Carnival firstly to thank you for the courtesy you showed the Carnival team at your EGM. Your polite and impartial chairing of the meeting was much appreciated, as was your decision to let Howard and me address your shareholders directly.

I am aware that since the EGM you have continued to express your concerns about the deliverability of our Increased Offer. As all parties have acknowledged, the regulatory review process will be lengthy and involved. However, as your shareholders have now chosen to allow both proposals to be reviewed by the relevant regulatory authorities before making their decision, we continue to believe their interests will be best served by obtaining regulatory clearance for both proposals. Indeed, as we have said since December, we believe that both proposals are similarly situated for purposes of the regulatory reviews and face the same issues based on the same basic facts.

I would like to take this opportunity to confirm that Carnival remains fully committed to working constructively with the regulatory authorities in the US and Europe and to pursuing those regulatory reviews to their ultimate conclusion. In the interests of your shareholders, who have clearly expressed their wish to have the opportunity to consider Carnival's Increased Offer after regulatory clearance has been obtained, I hope that you and your team will now work constructively to secure regulatory clearance for both proposals without prejudice to either. We would like to propose that our advisors consult with your advisors to coordinate our respective responses to the ongoing reviews.

As you are aware, our Increased Offer is conditional on P&O Princess terminating the Joint Venture Agreement through the commercial benchmark mechanism. You confirmed in your announcement of 4 February 2002 that your Board has been advised that "it has no express or implied obligation under the Joint Venture Agreement or otherwise to cause the benchmarks to be satisfied."

As we have said in our previous letters, we are prepared to discuss with you ways in which we can together develop a DLC structure. Many of your shareholders have indicated to us that they would find this type of structure attractive. Under a DLC structure, we envisage that the economic interest of P&O Princess would reflect the 550p per share valuation of P&O Princess under our Increased Offer. This would be equivalent, based on the current market values of P&O Princess and Royal Caribbean, to P&O Princess shareholders receiving 62 per cent. of the equity in the proposed combination with Royal Caribbean.

I hope that we can together ensure that both proposals obtain regulatory clearance and are capable of completion. We believe that this is in the best interests of P&O Princess shareholders who can then make their choice based on valuation and strategic criteria alone.

Yours sincerely,

/s/ Micky Arison

Micky Arison
Chairman and CEO

cc:  Peter Ratcliffe, CEO, P&O Princess

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Tim Gallagher

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett

APCO EUROPE                             Telephone: +32 2 645 98 11
Tom Brookes


Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.